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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Jackson (415) 835-3979
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/14

OATH OR AFFIRMATION

I, Raymond Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director, Chief Financial Officer

Title

see attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JMP Securities LLC
Statement of Financial Condition
December 31, 2013

pwc

State of California
County of San Francisco

Subscribed and affirmed before me on this 27th day of February, 2014, by Raymond Jackson, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

REBECCA N. SKLAR
Commission # 1945102
Notary Public - California
San Francisco County
My Comm. Expires Aug 19, 2015

Signature__________________________

pwc

Independent Auditor's Report

To the Member of JMP Securities LLC:

We have audited the accompanying statement of financial condition of JMP Securities LLC (the "Company"), as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JMP Securities LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

JMP Securities LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 46,647,614
Restricted cash and deposits	13,899,244
Marketable securities owned, at fair value	29,295,282
Other investments, at fair value	995,436
Investment banking fees receivable, net (allowance for doubtful accounts of $0)	13,160,998
Receivable from clearing broker and other broker-dealers	1,280,455
Due from affiliates	3,598,461
Other assets	1,460,871
Total assets	$ 110,338,361
Liabilities and Member's Equity	
Liabilities	
Marketable securities sold, but not yet purchased, at fair value	$ 13,749,244
Accrued compensation	36,363,488
Accounts payable and accrued expenses	7,865,470
Due to affiliates	901,794
Payable to broker-dealers	4,830
Total liabilities	58,884,826
Liabilities subordinated to claims of general creditors (Note 6)	15,000,000
Commitments and contingencies (Note 8)	
Member's equity	36,453,535
Total liabilities and member's equity	$ 110,338,361

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

JMP Securities LLC (the "Company"), a wholly-owned subsidiary of JMP Group Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value. Marketable securities owned, Other investments, and Marketable securities sold, but not yet purchased, are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in the line item "Principal transactions" in the accompanying Statement of Operations.

Fair value of the Company's financial instruments is generally obtained from quoted market prices or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are nonmarketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology and other factors generally pertinent to the valuation of financial instruments.

Marketable securities owned and securities sold, but not yet purchased, consist of U.S. listed and OTC equity securities whose value is determined based on quoted market prices.

Other investments primarily consist of investments in warrants on public and private common stock. The warrants on public and private common stock are generally received as a result of investment banking transactions and are valued at estimated fair value as determined by management. Warrants owned are valued at the date of issuance and marked-to-market as of each reporting period. Estimated fair value is generally determined using the Black-Scholes Options Valuation methodology.

See Note 5 of the Notes to the Financial Statements for the disclosures related to the fair value of the Company's marketable securities and other investments.

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Restricted Cash and Deposits
Restricted cash consists of proceeds from short sales on deposit with brokers that cannot be removed unless the securities are delivered. Deposits consist of cash on deposit with the Company's clearing broker. At December 31, 2013, the Company had $13,749,244 of restricted cash and $150,000 of cash on deposit with its clearing broker.

Investment Banking Fees Receivable
Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and deducted from the allowance. There were no amounts in the allowance for doubtful account during the year ended December 31, 2013 related to investment banking fees receivable.

Receivable from/Payable to Clearing Broker and Other Broker-Dealers
The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Included in receivables are commissions related to securities transactions generated in December 2013 and paid in January 2014, net of clearing costs. Included in payables are commissions to other broker-dealers related to Commission Sharing Agreements.

Due from/to Affiliates
Due from affiliates includes receivables from the Parent and other affiliates for certain operating expenses paid on their behalf. Due to affiliates mainly consists of payables to the Parent for rent and depreciation expenses as well as interest on the subordinated borrowing described in Note 6. Due from / to affiliates balances are settled through intercompany accounts.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. All tax liabilities, or receivables accrued by the Company, are settled either by way of capital contributions or distributions from/to the Parent or by cash.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company has analyzed its tax positions for all open tax years and does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flow. Therefore, the Company has not recorded any liabilities for uncertain income tax positions as of December 31, 2013.

3. Advances and Distributions from/to Parent

For the year ended December 31, 2013, the Company recorded net advances from the Parent of $9,211,343 which consists of (i) contributions of $1,882,285, (ii) distributions of $328,262, (iii) the settlement of the current year tax expenses of $3,942,295 discussed in Note 2 above, and (iv) advances from the Parent of $3,715,025 related to stock-compensation awards granted by the Parent to the employees of the Company.

4. Recent Accounting Pronouncements

There were no new accounting pronouncements issued during 2013 that impacted the Company's financial statements or disclosure.

5. Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company provides the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as U.S. listed and OTC equity securities all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company did not own any Level 2 financial instruments at December 31, 2013.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily

observable from objective sources. A description of the valuation techniques utilized for the fair value of the financial instruments in this category is as follows:

- Warrants: determined by the Company using the Black-Scholes Options Valuation model.

The following tables provide fair value information related to the Company's financial assets and liabilities at December 31, 2013:

	At December 31, 2013	
	Carrying value	**Fair Value**
Assets		
Cash and cash equivalents	$ 46,647,614	$ 46,647,614
Restricted cash and deposits	13,899,244	13,899,244
Marketable securities owned	29,295,282	29,295,282
Other investments	995,436	995,436
Total assets	$ 90,837,576	$ 90,837,576
Liabilities		
Marketable securities sold, but not yet purchased	$ 13,749,244	$ 13,749,244
Total liabilities	$ 13,749,244	$ 13,749,244

	Assets at Fair Value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial instruments owned, at fair value				
Marketable securities owned				
Equity securities	$ 29,295,282	$ -	$ -	$ 29,295,282
Other investments				
Warrants and other	$ -	$ -	$ 995,436	$ 995,436

	Liabilities at Fair Value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial instruments sold, but not yet purchased, at fair value				
Marketable securities sold, but not yet purchased	$ 13,749,244	$ -	$ -	$ 13,749,244

The Company used the following valuation technique with unobservable inputs when estimating the fair value of the Level 3 assets:

	Fair Value at December 31, 2013	Valuation Technique	Unobservable Input	Range
Warrants and Other	$ 995,436	Black-Scholes Option Model	Annualized volatility of credit Risk adjusted discount factor	0.0%-15.4% (15.1%) 0.0%-75.0% (1.4%)

The significant unobservable input used in the fair value measurement of the warrants is the annualized volatility of credit. Significant increases in the rate would result in a significantly higher fair value measurement.

The following tables provide a reconciliation of the beginning and ending balances for the assets at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2013:

	Balances of December 31, 2012	Purchases	Sales	Total Gains and (Losses) (Realized and Unrealized)	Transfers in (Out) of Level 3	Balance as of December 31, 2013	Unrealized Gains and (Losses) Included in Earnings Related to Assets Still Held at Reporting Date
Warrants and other	$ 413,561	$ -	$ (206,454)	$ 788,329	$ -	$ 995,436	$ 699,968
Total Level 3	$ 413,561	$ -	$ (206,454)	$ 788,329	$ -	$ 995,436	$ 699,968

Total gains and losses represent the total gains and/or losses (realized and unrealized) recorded for the Level 3 assets and are reported in Principal Transactions in the accompanying Statement of Operations.

Purchases and sales of Level 3 shown above were recorded at fair value at the date of the transaction.

Transfers between levels of the fair value hierarchy result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets and are recognized at the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.

There were no transfers in/out of Level 1 or Level 2 during the year ended December 31, 2013.

In addition, there were no transfers in/out of Level 3 during the year ended December 31, 2013.

6. Liabilities Subordinated to Claims of General Creditors

Borrowings under subordination agreements as of December 31, 2013, consisted of the following:

JMP Group LLC Interest at 20% matures on January 31, 2014	$ 4,000,000
JMP Group LLC Interest at 20% matures on July 31, 2014	5,000,000
JMP Group LLC Interest at 20% matures on September 30, 2014	2,500,000
JMP Group LLC Interest at 20% matures on October 31, 2014	2,500,000
JMP Group LLC Interest at 20% matures on October 31, 2014	1,000,000
	$ 15,000,000

The amendment extending the maturity date of the above referenced agreement from January 31, 2013 to January 31, 2014 was approved and accepted by the FINRA.

Liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital

Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. Related Party Transactions

During the year ended December 31, 2013, the Company paid certain operating expenses on behalf of the Parent and other affiliates. The Parent paid certain operating expenses on behalf of the Company. All amounts are settled through intercompany accounts.

On November 12, 2013, the Company received 702,477 shares of the common stock of Harvest Capital Credit Corporation from the Parent in exchange for $10,382,610 cash. The amount of cash transferred to the Parent represented the fair value of the shares received as of the transfer date. One of the subsidiaries of the Parent serves as the investment advisor of Harvest Capital Credit Corporation.

The Parent has agreed to continue to provide the financial support to finance the Company's operations.

8. Commitments and Contingencies

Under the Revolving Note and Cash Subordination Agreement, dated as of April 8, 2011, by and between City National Bank (the "Lender") and the Company, as amended on May 24, 2012, May 7, 2013, and October 10, 2013, the Company has a $15.0 million subordinated revolving line of credit with the Lender. Draws on the line of credit bear interest at the rate of prime. The line of credit matures on May 6, 2015. There were no borrowings on this line of credit as of December 31, 2013. JMP Group LLC, a wholly-owned subsidiary of the Parent, has guaranteed the obligations under the line of credit pursuant to a General Continuing Guaranty dated as of April 8, 2011.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2013, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing broker and, together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

9. Litigation

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Generally, given the inherent difficulty of predicting the outcome of matters the Company is involved in, particularly cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution. For these matters, no reserve is established until such time, other than for reasonably estimable legal fees and expenses. Management, after consultation with legal counsel, believes that the currently known actions or threats will not result in any material adverse effect on the Company's financial condition, results of operations or cash flows.

10. Regulatory Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $59,087,222, which was $58,087,222 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

11. Guarantees

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2013 have settled with no resulting liability to the Company. During 2013, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2013.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. Financial Instruments with Off-balance Sheet Risk, Credit Risk or Market Risk

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, J.P. Morgan Clearing Corp. The clearing broker is also the primary source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and commissions earned from customer transactions. As of December 31, 2013 the Company's cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.

In addition to the clearing broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the Statement of Financial Condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2014, which is the date the financial statements were issued.

On January 8, 2014, an amendment extending the maturity date of the $4,000,000 subordinated borrowing described in Note 6 from January 31, 2014 to January 31, 2015 was approved by FINRA.